FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

32.1        CEO Certification

32.2        CFO Certification

99.1        Consolidated Financial Statements

99.2        Management's Discussion and Analysis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  August 15, 2006
/s/ Bradford Cooke
Bradford Cooke
President